

SECURI 15050000 ION

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8-50435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. M. Lummis Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Locust Avenue
(No. and Street)

New Canaan (City) CT (State) 06840 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Galione 203-966-0005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reynolds + Rowella, LLP
(Name – *if individual, state last, first, middle name*)

51 Locust Avenue (Address) New Canaan (City) CT (State) 06840 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/17

KH 3/17

OATH OR AFFIRMATION

I, David Lummis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of S.M. Lummis Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title

Cynthia M. Deems

Notary Public

EXP. 11/30/17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.M. Lummis Securities, Inc.
Financial Statements
December 31, 2014

J.M. Lummis Securities, Inc.
Index to Financial Statements
December 31, 2014

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Shareholder of
J.M. Lummis Securities, Inc.
New Canaan, Connecticut

We have audited the accompanying financial statements of J.M. Lummis Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of J.M. Lummis Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com

The supplemental information contained on pages 10-12 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Reynolds & Rowella, LLP

New Canaan, Connecticut
March 9, 2015

J.M. Lummis Securities, Inc.
Statement of Financial Condition
As of December 31, 2014

Assets	
Cash and cash equivalents	$ 126,901
Due from clearing organization	101,468
Prepaid expense	4,453
Accounts receivable	162
Total Assets	$ 232,984
Liabilities and Shareholder's Equity	
Accounts payable and accrued expenses	$ 13,107
Total Liabilities	13,107
Shareholder's Equity	
Common stock, no par value	
20,000 shares authorized, 100 shares issued and outstanding	20,000
Additional paid-in capital	359,620
Retained deficit	(159,743)
Total Shareholder's Equity	219,877
Total Liabilities and Shareholder's Equity	$ 232,984

See accompanying notes to financial statements.

J.M. Lummis Securities, Inc.
Statement of Operations
For the Year Ended December 31, 2014

Revenues	
Bond commissions	$ 308,347
Money market commissions	99,218
Total Revenues	407,565
Operating Expenses	
Commissions	151,500
Allocated expenses (Note 2)	204,000
Transaction fees	43,034
Other	30,923
Total Operating Expenses	429,457
Net Loss	$ (21,892)

See accompanying notes to financial statements.

J.M. Lummis Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Shareholder's Equity
	Shares	Amount			
Beginning Balance, January 1, 2014	100	$ 20,000	$ 359,620	$ (137,851)	$ 241,769
Net Loss	-	-	-	(21,892)	(21,892)
Ending Balance, December 31, 2014	100	$ 20,000	$ 359,620	$ (159,743)	$ 219,877

See accompanying notes to financial statements.

J.M. Lummis Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating Activities		
Net Loss	$	(21,892)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		1,035
Due from clearing organization		(1,040)
Prepaid expense		(2,779)
Accounts payable and accrued expenses		2,780
Net Cash Used in Operating Activities		(21,896)
Net Change in Cash and Cash Equivalents		(21,896)
Cash and Cash Equivalents at Beginning of Year		148,797
Cash and Cash Equivalents at End of Year	$	126,901

See accompanying notes to financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

J.M. Lummis Securities, Inc. (the "Company"), was incorporated on June 19, 1997 and is a wholly-owned subsidiary of J.M. Lummis and Company, Inc. (the "Parent"). The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC) and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist primarily of brokering corporate bonds, money market instruments and U.S. Treasury obligations.

Revenue Recognition

The Company records commissions when earned which is generally on the date the trade closes.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Due from Clearing Organization

Due from clearing organization primarily represents cash held on deposit at a clearing organization to facilitate settlement and clearance of matched principal transactions and spreads on matched principal transactions that have not yet been remitted from/to the clearing organization. Included in due from clearing organization is a $100,000 required deposit.

Accounts Receivable

Accounts receivable includes commissions which represent amounts due from other broker dealers for the execution of brokering transactions.

Accounts receivable are carried at the original amount less an estimate made for the allowance for doubtful accounts based on a review of outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering the customer's financial condition, credit history, and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as a reduction to bad debt expense when received. At December 31, 2014 there was no allowance for doubtful accounts.

Federal and State Income Taxes

The Company files a consolidated Federal income tax return with its Parent and combined State and local tax returns. The Parent has elected under the Internal Revenue Code to be taxed as an S Corporation. All Federal and Connecticut State taxes owed by the Company will be the responsibility of the Parent or its shareholders. Based upon various apportionment rules and State and city income

tax laws, the Company may be responsible for income taxes in States and cities in which the Company does business.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2011 through 2014 tax years are open for examination by Federal, State and local tax authorities.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company has entered into an Expense Sharing Agreement (the "Agreement") with the Parent because the Company and the Parent use all of the same vendors and the Parent processes all of the Company's vendor payments. These shared expenses include telephone, Bloomberg, information technology, insurance, office equipment and office expense. In addition, the Company shares office space with the Parent. The Company pays the Parent $7,000 per month for these expenses as well as $10,000 per month for salaries. The Company was charged $204,000 during 2014 under this Agreement. No amounts were owed at December 31, 2014.

The Company did not declare or pay a dividend to the Parent during the year ending December 31, 2014.

3. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.

At December 31, 2014, the Company's net capital balance as defined by SEC Rule 15c3-1 was $215,424, which exceeded the minimum requirement of $5,000. At December 31, 2014, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was .0608 to 1.0.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c-3-3) under paragraph (k)(2)(ii) in that the Company, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements, as are customarily made and kept by a clearing broker or dealer.

5. Off Balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing organization on a fully-disclosed basis. Therefore, all of the customers' account balances and long and short security positions are carried on the books of the clearing organization. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing organization for losses, if any, which the clearing organization may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing organization monitor collateral on the customers' accounts.

Supplemental Information

J.M. Lummis Securities, Inc.
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
As of December 31, 2014

Total Shareholder's Equity Qualified for Net Capital	$ 219,877
Deductions:	
Less non allowable assets:	
Prepaid Expense- central depository registration	4,453
Net Capital	$ 215,424
Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess Net Capital	$ 210,424
Excess Net Capital at 1,000 Percent	$ 209,424

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

J.M. Lummis Securities, Inc.
Schedule II: Computation of Aggregate Indebtedness
As of December 31, 2014

Computation of Aggregate Indebtedness

Accounts payable and accrued expenses	$	13,107
Total liabilities	$	13,107
Ratio of aggregate indebtedness to net capital		0.0608 to 1.0

J.M. Lummis Securities, Inc.
Schedule III: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2014

The Company claims exemption from the requirements of SEC Rule 15c3-3 under paragraph (k)(2)(ii) wherein the Company clears all customer transactions through another broker-dealer on a fully disclosed basis.

Reynolds & Rowella LLP
expect more from us
Full Service Accounting & Financial Solutions

Partners:
Thomas F. Reynolds, CPA • Frank A. Rowella, Jr., CPA • Steven I. Risbridger, CPA • Scott D. Crane, CPA • Ben Maini, CPA • Dan Harris, CPA

Report of Independent Registered Public Accounting Firm

To the Shareholder
of J.M. Lummis Securities, Inc.
New Canaan, Connecticut

We have reviewed management's statements, included in the accompanying Report on Rule 15c3-3 Exemption, in which (1) J.M. Lummis Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which J.M. Lummis Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) J.M. Lummis Securities, Inc. stated that J.M. Lummis Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J.M. Lummis Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.M. Lummis Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Reynolds & Rowella, LLP

New Canaan, CT
March 9, 2015

90 Grove Street, Suite 101, Ridgefield, CT 06877 (203) 438-0161
51 Locust Avenue, Suite 303, New Canaan, CT 06840 (203) 972-5191
Fax: (203) 431-3570
www.reynoldsrowella.com


LUMMIS
J.M. Lummis Securities, Inc.

February 18, 2015

Report on Rule 15c3-3 Exemption

J. M. Lummis Securities, Inc. claims exemption from the requirements of 17 C.F.R. §240.15c3-3: SEC Rule 15c3-3 under paragraph (k)(2)(ii) wherein it clears all counter-party transactions through another broker-dealer on a fully disclosed basis. J. M. Lummis Securities, Inc. met this identified exemption provision throughout the most recent fiscal year without exception.



David C. Lummis, President
J. M. Lummis Securities, Inc.

Fixed Income Specialists
Member NASD, SIPC
50 Locust Avenue, New Canaan, Connecticut 06840
(800) 243-4381 www.jmlummis.com (203) 972-1272 Fax